SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549

                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                                Dated May 3, 2004

                         Commission File Number: 0-31376


                              MILLEA HOLDINGS, INC.
                 (Translation of Registrant's name into English)
                Otemachi First Square, 1-5-1 Otemachi, Chiyoda-ku
                              Tokyo 100-0004, Japan
                    (Address of principal executive offices)



                  Indicate by check mark whether the Registrant
                     files or will file annual reports under
                        cover of Form 20-F or Form 40-F:
                           Form 20-F [X] Form 40-F [ ]


                       Indicate by check mark whether the
                    Registrant by furnishing the information
                     contained in this form is also thereby
                                   furnishing
                        the information to the Commission
                           pursuant to Rule 12g3-2(b)
                          under the Securities Exchange
                                  Act of 1934.
                                 Yes [ ] No [X]

                          Table of Documents Submitted
Item

1.     Changes Regarding Directors and Corporate Auditors, dated April 30, 2004.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        KABUSHIKI KAISHA MILLEA HOLDINGS
                                        (Millea Holdings, Inc.)


May 3, 2004                             By: /s/ TETSUYA UNNO
                                           ------------------------------------
                                           General Manager of Corporate Legal
                                            and Risk Management Department

                                                                          Item 1

April 30, 2004
Millea Holdings, Inc.
President: Kunio Ishihara
TSE code number: 8766


Subject: Changes Regarding Directors and Corporate Auditors


Millea Holdings, Inc. hereby announces the following proposed changes regarding its directors and corporate auditors, which will become effective as of the date of the general shareholders' meeting to be held in late June.


1. Changes regarding representative directors

(1) New appointment
    Yasuo Yaoita
       New Position: Managing Director (Representative Director),
                       General Manager of Merger Planning Dept.
       Former Position: Managing Director, General Manager of Merger
                         Planning Dept.

(2) Candidate for a director
    Tomohiro Kotani     Managing Director (Representative Director)

(3) Scheduled resignation
    Yukiteru Noji       Senior Managing Director (Representative Director)

2. Other changes

(1) Candidates for directors
    Sukeaki Ota         Director
    Yoichiro Iwama      Director

(2) Candidate for a corporate auditor
    Yukiteru Noji       Standing corporate auditor

(3) Scheduled resignation of a corporate auditor
    Sadao Yamamoto      Standing corporate auditor